VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

THE COMPANY

1. Name of issuer: Virtudes Labs Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Jamiel Jamieson
Dates of Board Service:	July 2019 to present
Principal Occupation:	CEO
Employer:	Virtudes Labs Inc
Dates of Service:	July 2019 to present
Employer's principal business:	Hemp
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	Chief Executive Officer
Dates of Service:	Feb 2019 to present

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

Virtudes Labs Inc.
3838 Oak Law Ave Suite 1000
Dallas, TX 75219
(214) 984-6342

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Impel Inc DBA TMS Global Solution
Employer's principal business:	Commodities Trading
Title:	Manager
Dates of Service:	2014 to present
Responsibilities:	manage operations

Name:	Farnoush Zargaran
Dates of Board Service:	July 2019 to present
Principal Occupation:	COO
Employer:	Virtudes Labs Inc
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
No prior positions held with company	
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Self
Employer's principal business:	Real Estate Services
Title:	Real Estate Agent
Dates of Service:	2016 to present
Responsibilities:	business development/ management
Employer:	Zendeh Del Law Firm
Employer's principal business:	Law Firm
Title:	Disability Case Manager
Dates of Service:	September 2013 to November 2016

VIRTUDES **COMPANY**
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

Responsibilities:	management, business development
Employer:	Houser Law Firm
Employer's principal business:	Law Firm
Title:	Marketing/Legal
Dates of Service:	2017-2018
Responsibilities:	manage firm marketing/business development

OFFICERS OF THE COMPANY

5.	Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Jamiel Jamieson
Dates of Service:	July 2019 to present
Title:	CEO
Employer:	Virtudes Labs Inc
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	Chief Executive Officer
Dates of Service:	Feb 2019 to present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Impel Inc DBA TMS Global Solution
Employer's principal business:	Commodities Trading
Title:	Manager
Dates of Service:	2014 to present
Responsibilities:	manage operations

Name:	Farnoush Zargaran
Dates of Service:	July 2019 to present

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

Title:	COO
Responsibilities:	Operations
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
No prior positions held with company	
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Self
Employer's principal business:	Real Estate Services
Title:	Real Estate Agent
Dates of Service:	2016 to present
Responsibilities:	business development/ management
Employer:	Zendeh Del Law Firm
Employer's principal business:	Law Firm
Title:	Disability Case Manager
Dates of Service:	September 2013 to November 2016
Responsibilities:	management, business development
Employer:	Houser Law Firm
Employer's principal business:	Law Firm
Title:	Marketing/Legal
Dates of Service:	2017-2018
Responsibilities:	manage firm marketing/business development

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Virtudes Labs Inc.
3838 Oak Law Ave Suite 1000
Dallas, TX 75219
(214) 984-6342

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**500,000**	**$250,000**	**$230,000**

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Jamiel Jamieson	5,000,000	**50%**
Farnoush Zargaran	5,000,000	**50%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.


VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE
Virtudes Company, Ltd
May 2020

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

LEADERSHIP
LEADERSHIP AND MANAGEMENT





Jamiel Jamieson
CEO & Co-Founder

Jamiel holds dual American and Jamaican citizenship. Jamiel spent over a decade as a contract field engineer for Erikson, Nokia, and Texas Instruments. He founded Dualat in 2014 with partners as an import-export of commodities to clients around the world and sold his shares and created TMS Global Solution (www.tmsglobalsolution.com) on his own to do the same business, based in Dallas with an additional office in Dubai. He currently oversees trading activity at TMSGS of US$15 million per year. He has also created his own brand of laundry detergent, Blue Ribbon. In addition, Jamiel developed expertise in Jamaican cannabis farming through family connections, as one of his uncles is an active farmer with extensive experience (over 40 years) in the United States, Canada and the Island.



Farrah Zargaran
COO & Co-Founder

Farrah attended The University of Texas at Dallas where she majored in Biology for two years taking courses including General Chemistry, Physics and Organic Chemistry. She completed her Bachelor of Arts degree with a major in Interdisciplinary Studies focusing on social and behavioral science, communication along with US history and government. In 2013, Farrah worked at The Zendeh Del Law firm as a case manager and paralegal assisting clients establish qualification and approval for disability from the Social Security Administration.. In 2016 she obtained her real estate agent license and joined the National Association of Realtors and Collin County Association of Realtors. She has spoken at the April board meeting in Kingston for the Jamaican Agricultural Society on the benefits of medicinal hemp. Farrah has recently relocated to Jamaica to oversee Virtudes and is forging strong alliances with industry leaders and business stakeholders to grow the companies strategic planning and development.

Michael Jasien
Lead Grower

Michael Jasien is Senior Partner and Founder at One Root Partners and has been successfully growing Cannabis since 2007. He has excelled in growing multiple markets including Medical Marijuana and Medicinal Hemp. Jasien was a founder of HRVST Labs based out of Denver Colorado (Master Grower). He is a Partner and Founder of Parker Hemp Co. based out of Parker, CO (lead farmer, head grower). Jasien has grown with both synthetic nutrients and 100% Organically and advocates for organic growth, without pesticides or fungicides. Mike travels to farms across the country bringing them the resources of One Root Partners and an unmatched understanding of growing healthy and full yields for successful Cannabis businesses.





VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

Virtudes Labs Inc.
3838 Oak Law Ave Suite 1000
Dallas, TX 75219
(214) 984-6342

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**500,000**	**$250,000**	**$230,000**

EXECUTIVE SUMMARY
OVERVIEW

COMPANY DESCRIPTION

Virtudes Co. Limited ("the Company") is slated to be the first vertically-integrated (producer and processor) of high grade CBD oil from Jamaican farms. Owned by American and Jamaican shareholders, Virtudes is incorporated and registered in Jamaica. The Company recently acquired over 100 acres of land in Jamaica and is expected to have its first hemp crop during 2020. Virtudes will focus on providing transparency throughout their supply chain to provide added value as a leading quality brand.

BUSINESS MODEL

Some research indicates that Cannabidiol ("CBD") has been shown to have strong homeopathic and alternative therapeutic relief in areas such as inflammatory and chronic pain, anxiety and depression, epilepsy and neurological conditions. CBD is in everyday products such as toothpaste, shampoo and body lotions; it is even ingested with certain health & energy drinks, pill-form tablets and oil tinctures. With the Company's ties to the U.S. and the passing of the Farm Bill in December 2018, which legalized hemp and made it an agricultural commodity nationwide, and as a fully integrated operation, Virtudes is positioned to gain market share in the supply of hemp flower, biomass, CBD and other derivatives worldwide. Not only will Virtudes grow and process its own biomass and export the oil in various quality grades, but it will eventually create its own brands and distribution channels.

LAND

Virtudes currently has 132 acres of owned land in Jamaica that is in the process of being cleared and will be seeded by the beginning of the 1st quarter 2020. Initially, the seeds are being purchased from the U.S. from reputable and registered CBD seed companies identified after a considerable period of research by the lead grower.

FACILITIES

Virtudes will build a facility on the farm for storage, harvest and processing. The facility will also include offices, security room and a designated research and development unit.

LICENSES/PERMITS

Growing and processing hemp is legal in Jamaica. Virtudes obtained the Jamaican Ministry of Agriculture's Import License for Seeds from United States. All other Jamaican permits required to operate have been obtained.

DEVELOPMENT TIMELINE

Y1
Y2
Y3
Crop 1 & 2
Crop 3 & 4
Crop 5
Crop 6
Crop 7
8TH CROP
100 acres harvested
Full Capacity 300 acres/year
Full capacity
Development of Virtudes Products
Extraction Processing

CONFIDENTIAL 3 NEW YORK BAY CAPITAL





VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

Virtudes Labs Inc.
3838 Oak Law Ave Suite 1000
Dallas, TX 75219
(214) 984-6342

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**500,000**	**$250,000**	**$230,000**

EXECUTIVE SUMMARY
VALUE PROPOSITION

WHY JAMAICA?

Cannabis was introduced to Jamaica in the 1850s-1860s, migrated over by indentured servants who imported it from India during the British rule. While cannabis has been customary in Jamaica for centuries, it was not until the 1960s that Jamaican farmers started growing it and selling it to other countries. Unlike other countries that are growing CBD, Jamaica is perfectly placed for this growing trend for many reasons:

- Jamaica has the optimal tropical weather to grow organic hemp; experiences heavy rain fall throughout the year, peak season being from August to November, in Darliston – therefore the Company can produce 4 crops per year (while in most of the U.S. there can be only one crop per year outdoors). Centuries of knowledge with local farmers and.
- Cheaper farming labor than anywhere in North America.
- Jamaica has had legalized cannabis as of April 2015 with the first dispensary having opened March 2018. Since the opening of the first dispensaries the island has seen a rapid increase in the number of dispensaries that have opened door, such as: Kaya, Epican and Island Strains.
- Accessible farmland to increase acreage over time.
- Strong branding for authentic cannabis associated with Jamaican culture and natural climate.
- Opportunity to provide a real social impact to better Jamaican communities through farming and education.

REVENUE STREAMS

- Hemp biomass -- the organic matter that can be converted into a multitude of high CBD oil products. Biomass is sold on average at US$15-20 per pound and flower currently about US$150-200 per pound.
- Purified oil – CBD oil further distilled, light in color like honey purported to have more benefits. Purified broad spectrum oil is sold on average at US$3,100 per kilogram depending on lab testing and results.

Darliston
Jamaica
Kingston

CUSTOMERS AND STRATEGIC PARTNERSHIPS

- Virtudes is collaborating with One Root Partners to utilize industry leading growers to grow proprietary and climate based genetics at the best quality possible with trade secrets from over 10 years experience.
- Virtudes is already in advanced talks to sell all its biomass and CBD flower to a select number of customers in the industry from US, Australia, Switzerland, UK and Jamaica.
- The Company finalizing a MOU with a large university on the island with over 1,200 acres of farm land in St. Elizabeth approved for cannabis cultivation and processing.
- Virtudes has received interest for MOU regarding exclusive rights to distribution with US based-hemp company for Epilepsy research.

CONFIDENTIAL 4 NEW YORK BAY CAPITAL

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

EXECUTIVE SUMMARY

Unique cost leadership and welcoming public policy detonates investments in Jamaica

JAMAICA'S GLOBAL MOMENTUM

- **Jamaica has become a magnet for Cannabis companies:** In September 2018, Aphria, one of three "golden boys" of Canadian Cannabis, bought a 49% stake in a grower in Jamaica with 22 employees as part of a C$300m ($226m) deal [1]
- **At least five Canadian cannabis companies are making inroads into Jamaica:** Canopy Growth, Aphria, The Green Organic Dutchman, Global Canna Labs and the Jamaican Medical Cannabis Collective. All are involved in either cultivation, retail, or both.
- In Sept. 2018, Jamaica-based Timeless Herbal Care exported the island's first shipment of cannabis oil, to Canada.

  

FOREIGN INVESTMENT PUBLIC POLICY

- Since going legal in 2015, Jamaica has dispensed almost 30 licenses to cultivate and sell cannabis. Approximately 170 applications have been conditionally approved, with hundreds more in the queue. **Most of those licenses, she said, have a significant amount of foreign investment attached to them**


Sources:
The Economist
Investingnews.com
Barron's
Aphria Inc. files

"The government is very, very business-friendly"



Jakob Ripshtein
President of Aphria Inc.
(TSX:APHA)

 aphria

COST LEADERSHIP (USD COST PER GRAM SOLD)



CannTrust — 1.82
AURORA — 2.12
Canopy Growth — 4.39
Virtudes Company — 0.71 ← Includes freight costs to US & Canada
(Estimated)

$0 $1 $1 $2 $2 $3 $3 $4 $4 $5 $5

UNPARALLEL COMPETITIVE POSITION

- **The cost of labor is exceptionally cheap** when compared to its European & North American counterparts. **It's nearly 80% less** than the rest of the world.
- **Outdoor cultivation carries significantly lower production costs** compared to greenhouses and indoor growing facilities which must be lit, ventilated, climate controlled and maintained at the expense of the grower.
- **Optimal tropical weather to grow organic hemp;** experiences heavy rain fall throughout the year and can produce 4 crops per year (while in most of the U.S. and Canadian companies there can be only one crop per year outdoors)

CONFIDENTIAL   5   NEW YORK BAY CAPITAL









VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

Virtudes Labs Inc.
3838 Oak Law Ave Suite 1000
Dallas, TX 75219
(214) 984-6342

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**500,000**	**$250,000**	**$230,000**

EXECUTIVE SUMMARY

OVERVIEW

CANNABIDIOL (CBD)

Cannabidiol (CBD) is one of over 113 cannabinoids in the hemp plant which is a member of the "Cannabis Sativa" family. CBD does not contain any psychoactive properties, dislike the Tetrahydrocannabinol (THC) which is the principal psychoactive constituent of cannabis. In most hemp plants, the crude oil extracted contains a very low concentration of THC (0.3% or less) making its export legal in most parts of the world. There are over 25,000 possible industrial applications for hemp such as supplements, skin and body care, paper, clothing and fabrics, building materials, biofuel, food and beverage products and more. However, the most profitable business is health & wellness which encompasses the cosmetic and pharmaceutical industries. This is the industry that Virtudes is targeting.

Hemp
Species: Cannabis Sativa
Psychoactive Content: 0.3 % or less THC
Uses: Industrial

SATIVA
INDICA

Marijuana
Species: Cannabis Sativa or Cannabis Indica
Psychoactive Content: from 5% to 35% THC
Uses: Getting "high"

PROCESS

Virtudes will farm organic hemp plants, the seeds variety will be accurately selected based on the quality and the amount of CBD oil that can be extracted. The flowers and leaves will then undergo an extraction process through an extraction machine that Virtudes is having tailor-made from a large pharma machinery company. This will produce crude CBD oil. This crude CBD oil can then be distilled even further to make purified oil, which is in high demand.

Hemp Leaves and Flowers

Proprietary Extraction Machine

CBD "Crude" Oil

Proprietary Distillation Machine

Purified Refined Oil

Market Price (USD)	
Hemp seed	$0.93 – $1.25/ seed
Biomass	$1.31 - $2.5 /%CBD/ pound
Refined oil	$3,120 - $5,273/kg

CONFIDENTIAL 6 NEW YORK BAY CAPITAL



FP: truCrowd

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

Virtudes Labs Inc.
3838 Oak Law Ave Suite 1000
Dallas, TX 75219
(214) 984-6342

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**500,000**	**$250,000**	**$230,000**

FINANCIALS

SOURCES & USES BUDGET / INVESTMENT TO DATE

CURRENT BUDGET

- Virtudes is presently raising US$2.5 million in new equity in order to become fully operational.
- $150,000 (with more committed) has already been invested in convertible debt by a New York-based angel investor.
- The uses of this amount, to be disbursed over the course of the first year.
- Virtudes shareholders have already spent slightly over US$1 million in start-up costs, including, approximately:
  - Land US$645,000
  - Land Clearing US$165,000
  - Labor US$114,000
  - R&D US$70,000
  - Lawyers US$25,000
  - Financial Advisory US$20,000
  - Permits US$2,500
  - Miscellaneous US$75,000

~~**TOTAL INVESTED PRE-FUNDING: US$1,116500**~~

PROPOSED INVESTMENT STRUCTURE

Full term sheet available on request

CONFIDENTIAL 7 NEW YORK BAY CAPITAL

pg. 11

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000



APPENDIX
LAND



Virtudes Labs Inc.
3838 Oak Law Ave Suite 1000
Dallas, TX 75219
(214) 984-6342

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

Virtudes is currently seeking equity partners.

For further information or to arrange a management presentation, please contact:

Farrah Zargaran
COO
M: (972) 806-2688
Farrah@virtudescompany.com

Jamiel Jamieson
CEO
M: (214) 984-6342
Jamiel@virtudescompany.com

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

Disclaimer:

This Investor Presentation (the "Presentation") is being furnished on a confidential basis to a limited number of sophisticated investors for informational and discussion purposes only and does not constitute an offer to sell or a solicitation of an offer to purchase any security. This Presentation has been prepared by Virtudes Company, LTD ("Virtudes" or "The Company") with trade and statistical sources that we deem reliable. The information contained herein has been prepared for the purpose of providing prospective investors a potential opportunity to participate in an investment opportunity with Virtudes and general information on the Company. While we believe that the information contained herein is accurate, Virtudes expressly disclaims any and all liability for representations or warranties, expressed or implied, contained in, or for omissions from this Presentation or any other written or oral communication transmitted or made available to prospective investors. Any and all representations and warranties regarding the information described in this Presentation shall be only as negotiated and set forth in a definitive purchase agreement.

Cautionary Note Regarding Forward-Looking Statements

This Presentation includes certain forward-looking statements provided by the Company with respect to its anticipated future performance. In some cases, the recipient can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "intend," "project," "forecast," "anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of these terms or other comparable terminology, which when used are meant to signify the statement as forward- looking. Such forward-looking statements are based on estimates and assumptions prepared by Virtudes are subject to significant economic and competitive uncertainties beyond the control of the Company. Virtudes has not attempted to independently verify any such forward-looking statements and the Company does not make any representation or warranty with respect to these forward-looking statements, and there can be no assurance that the future results can be realized or that actual results will not be materially different from those projected.

Non-Disclosure and Non-Circumvention Agreement

This Presentation and any other written or oral communication made available to prospective investors may not be reproduced or used for any other purpose without the express prior written consent of Virtudes. By accepting this Presentation, the recipient acknowledges and agrees that all of the information contained herein as well as any other written or oral material provided by Virtudes is confidential. Any violation or threatened violation of the Confidentiality Agreement will subject the recipient to potential damages and other liabilities.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

An investment in our common stock involves a high degree of risk. An investor should carefully consider the following risk factors and the other information in this registration statement before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks.

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

We have a limited operating history and operate in a new industry, and we may not succeed.

The consumer products business is a highly competitive and risky business, and such competition from companies much bigger than us could adversely affect our operating results.

We compete with many national, regional and local businesses. We could experience increased competition from existing or new companies in our channel, which could create increasing pressures to grow ours. If we are unable to maintain our competitive position, we could experience downward pressure on prices, lower demand for our products, reduced margins, the inability to take advantage of new business opportunities and the loss of channel share, which would have an adverse effect on our operating results. Other factors that could affect our business are:

·   Consumer tastes

·   National, regional or local economic conditions

·   Disposable purchasing power

·   Demographic trends; and

·   The price of special ingredients that go into our products.

Increases in the cost of ingredients, labor and other costs could adversely affect our operating results.

Our principal products contain hemp-derived CBD oil. Increases in the cost of ingredients in our products could have a material adverse effect on our operating results. Significant price increases, market conditions, weather, acts of God and other disasters could materially affect our operating results. An increase in our operating costs could adversely affect our profitability. Factors such as inflation, increased labor and employee benefit costs and increased energy costs may adversely affect our operating costs. Many of the factors affecting costs are beyond our control and we may not be able to pass along these increased costs to our customers.

We do not have long-term contracts with many of our suppliers, and as a result they could seek to increase prices or fail to deliver.

We typically do not rely on written contracts or long-term arrangements with our suppliers. Although we have not experienced significant problems with our suppliers, our suppliers may implement significant price increases or may not meet our requirements in a timely fashion, if at all. The occurrence of any of the foregoing could have a material adverse effect on our operating results.

Any prolonged disruption in the operations of any of our packaging facilities could harm our business.

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

Any prolonged disruption in the operations of any facilities that perform our packaging, whether due to technical or labor difficulties, destruction or damage to the facility, real estate issues or other reasons, could result in increased costs and reduced revenues and our profitability and business results could be harmed.

Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.

Our ability to successfully grow our brand depends on our ability to attract and retain professionals with talent, integrity, enthusiasm and loyalty to our corporate team. If we are unable to attract or retain key personnel, our profitability and growth potential could be harmed.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and branded products and adversely affect our business.

We depend in large part on our brand and branded products as well as on our proprietary processes and believe that they are very important to our business. We rely on a combination of trademarks, copyrights, trade secrets and similar intellectual property rights to protect our brand and branded products. The success of our business depends on our continued ability to use our existing trademarks in order to increase brand awareness and further develop our branded products in both domestic and international markets. We have registered, or will register, certain trademarks in the United States and may elsewhere. We may not be able to adequately protect our trademarks and our use of these trademarks may result in liability for trademark infringement, trademark dilution or unfair competition. We may from time to time be required to institute litigation to enforce our trademarks or other intellectual property rights, or to protect our trade secrets. Such litigation could result in substantial costs and diversion of resources and could negatively affect our sales, profitability and business results regardless of whether we are able to successfully enforce our rights.

Our annual and quarterly financial results are subject to significant fluctuations depending on various factors, many of which are beyond our control, which could adversely affect our ability to satisfy our debt obligations as they become due.

Our sales and operating results can vary significantly from quarter to quarter and year to year depending on various factors, many of which are beyond our control. These factors include:

· Variations in the timing and volume of our sales

· The timing of expenditures in anticipation of future sales

· Sales promotions by us and our competitors

· Changes in competitive and economic conditions generally

· Foreign currency exposure

Consequently, our results of operations may decline quickly and significantly in response to changes in order patterns or rapid decreases in demand for our products. We anticipate that fluctuations in operating results will continue in the

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

future. The Company's operating results may vary. We may incur net losses. The Company expects to experience variability in its revenues and net profit. While we intend to implement our business plan to the fullest extent we can, we may experience net losses. Factors expected to contribute to this variability include, among other things:

· The general economy

· The regulatory environment pertaining to our products

· Climate, seasonality and environmental factors

· Consumer demand

· Transportation costs

· Competition in products

You should further consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies that, like us, are in their early stages. For example, unanticipated expenses, problems, and technical difficulties may occur and they may result in material delays in the operation of our business, in particular with respect to our new products. We may not successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to cease operations and could impair the value of our common stock to the point investors may lose their entire investment.

We may require additional capital to finance our operations in the future, but that capital may not be available when it is needed and could be dilutive to existing stockholders.

We may require additional capital for future operations. We plan to finance anticipated ongoing expenses and capital requirements with funds generated from the following sources:

· Cash provided by operating activities

· Available cash and cash investments

· Capital raised through debt and equity offerings

Current conditions in the capital markets are such that traditional sources of capital may not be available to us when needed or may be available only on unfavorable terms. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control. Accordingly, we cannot assure you that we will be able to successfully raise additional capital at all or on terms that are acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

effect on our liquidity, financial condition, results of operations and prospects. Further, if we raise capital by issuing stock, the holdings of our existing stockholders will be diluted.

If we raise capital by issuing debt securities, such debt securities would rank senior to our common stock upon our bankruptcy or liquidation. In addition, we may raise capital by issuing equity securities that may be senior to our common stock for the purposes of dividend and liquidating distributions, which may adversely affect the market price of our common stock. Finally, upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both.

Our stock price has been extremely volatile, and our common stock is not listed on a national stock exchange; as a result, stockholders may not be able to resell their shares at or above the price paid for them.

The market price of our common stock as has been historically volatile and could be subject to significant fluctuations due to changes in sentiment in the market regarding our operations or business prospects, among other factors. Further, our common stock is not listed on a national stock exchange; we intend to list the common stock on a national stock exchange once we meet the entry criteria. An active public market for our common stock currently exists on the OTC Markets (www.otcmarkets.com) but may not be sustained. Therefore, stockholders may not be able to sell their shares at or above the price they paid for them.

Among the factors that could affect our stock price are:

- Industry trends and the business situation of our suppliers

- Actual or anticipated fluctuations in our quarterly financial and operating results and operating results that vary from the expectations of our management or of securities analysts and investors

- our failure to meet the expectations of the investment community and changes in investment community recommendations or estimates of our future operating results

- Announcements of strategic developments, acquisitions, dispositions, financings, product developments and other materials events by us or our competitors

- Regulatory and legislative developments

- Litigation

- General market conditions

- Other domestic and international macroeconomic factors unrelated to our performance

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

· Changes in key personnel

Sales by our stockholders of a substantial number of shares of our common stock in the public market could adversely affect the market price of our common stock.

A substantial portion of our total outstanding shares of common stock may be sold into the market at any time, or a substantial portion of our total outstanding shares of preferred stock may be converted to common stock and sold into the market at any time. Some of these shares are owned by the management of the Company, and we believe that such holders have no current intention to either convert their preferred stock into common stock or to sell a significant number of shares of their common stock into the market. If all of the major stockholders were to decide to sell large amounts of stock over a short period of time such sales could cause the market price of our common stock to drop significantly, even if our business is performing well.

Our financial statements may not be comparable to those of other companies.

Pursuant to Section 107(b) of the JOBS Act, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of The JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates, and our stockholders and potential investors may have difficulty in analyzing our operating results if comparing us to such companies.

The success of our new and existing products and services is uncertain.

We have committed, and expect to continue to commit, significant resources and capital to develop and market existing product enhancements and new products. We cannot assure you that we will achieve market acceptance for all of our products, or of new products that we may offer in the future. Moreover, these new products may be subject to significant competition with offerings by new and existing competitors. In addition, new products and enhancements may pose a variety of challenges and require us to attract additional qualified employees. The failure to successfully develop and market these new products or enhancements could seriously harm our business, financial condition and results of operations.

Our business is dependent upon continued market acceptance by consumers.

We are substantially dependent on continued market acceptance of our products by consumers. Although we believe that our products in the United States are gaining increasing consumer acceptance, we cannot predict that this trend will continue in the future.

As we expand our operations, we may be unable to successfully manage our future growth.

Since inception, our business has grown. This growth has placed substantial strain on our management, operational, financial and other resources. If we are able to continue expanding our operations in the United States and in other countries where we believe our products will be successful, as planned, we may experience periods of rapid growth, which will require additional resources. Any such growth could place increased strain on our management, operational, financial and other resources, and we will need to train, motivate, and manage employees, as well as attract management, sales, finance and accounting, international, technical, and other professionals. In addition, we will need to expand the scope of our infrastructure and our physical resources. Any failure to expand these areas and

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**500,000**	**$250,000**	**$230,000**

implement appropriate procedures and controls in an efficient manner and at a pace consistent with our business objectives could have a material adverse effect on our business and results of operations.

Any future litigation could have a material adverse impact on our results of operations, financial condition and liquidity, particularly since we do not currently have director and officer ("D&O") insurance. Our lack of insurance may also make it difficult for us to retain and attract talented and skilled directors and officers. While we intend to apply for D&O insurance, we cannot guarantee that such application will be accepted.

Despite our significant efforts in product quality control, we face risks of litigation from customers and others in the ordinary course of business, which may divert our financial and management resources. Any adverse litigation or publicity may negatively impact our financial condition and results of operations.

Claims of illness or injury relating to product quality or handling are common in the consumer products industry. While we believe our processes and high standards of quality control will minimize these instances, there is always a risk of occurrence, and so despite our best efforts to regulate quality control, litigation may occur. In that event, our financial condition, operating results and cash flows could be harmed.

From time to time we may be subject to litigation, including potential stockholder derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. To date we have no directors and officers liability ("D&O") insurance to cover such risk exposure for our directors and officers. Such insurance generally pays the expenses (including amounts paid to plaintiffs, fines, and expenses including attorneys' fees) of officers and directors who are the subject of a lawsuit as a result of their service to the Company. While we intend to attempt to obtain such insurance, there can be no assurance that we will be able to do so at reasonable rates or at all, or in amounts adequate to cover such expenses should such a lawsuit occur. While neither Colorado law nor our articles of incorporation or bylaws require us to indemnify or advance expenses to our officers and directors involved in such a legal action, we expect that we would do so to the extent permitted by Colorado law. Without D&O insurance, the amounts we would pay to indemnify our officers and directors should they be subject to legal action based on their service to the Company could have a material adverse effect on our financial condition, results of operations and liquidity. Further, our lack of D&O insurance may make it difficult for us to retain and attract talented and skilled directors and officers, which could adversely affect our business.

Our prior operating results may not be indicative of our future results.

You should not consider prior operating results with respect to revenues, net income or any other measure to be indicative of our future operating results. The timing and amount of future revenues will depend almost entirely on our ability to sell our products to new customers. Our future operating results will depend upon many other factors, including:

- The level of product and price competition,

- Our success in expanding our distribution network and managing our growth,

- Our ability to develop and market product enhancements and new products,

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

· The timing of product enhancements, activities of and acquisitions by competitors,

· The ability to hire additional qualified employees, and

· The timing of such hiring and our ability to control costs.

Our current Board of Directors consists of only two people

Jamiel Jamieson and Farnoush Zargaran are our two directors.

We do not have any outside Board Directors which could create a conflict of interests and pose a risk from a corporate governance perspective.

Our Board of Directors consists of only one director, which means that we have no outside or independent directors. The lack of independent directors may prevent the Board from being independent from management in its judgments and decisions and its ability to pursue the Board responsibilities without undue influence. For example, an independent Board can serve as a check on management, which can limit management taking unnecessary risks. Furthermore, the lack of independent directors creates the potential for conflicts between management and the diligent independent decision-making process of the Board. Furthermore, our lack of outside directors deprives our company of the benefits of various viewpoints and experience when confronting the challenges we face. With no independent director sitting on the Board of Directors, it will be difficult for the Board to fulfill its traditional role as overseeing management.

Requirements associated with being a reporting public company will require significant company resources and management attention.

We have filed a Form 10 registration statement with the U.S. Securities and Exchange Commission ("SEC"). Once the Form 10 becomes effective, we will be subject to the reporting requirements of the Exchange Act and the other rules and regulations of the SEC relating to public companies. We are working with independent legal, accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as an SEC reporting company. These areas include corporate governance, internal control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal control over financial reporting. However, we cannot provide assurances that these and other measures we may take will be sufficient to allow us to satisfy our obligations as an SEC reporting company on a timely basis.

In addition, compliance with reporting and other requirements applicable to SEC reporting companies will create additional costs for the Company and will require the time and attention of management and may require the hiring of additional personnel and legal, audit and other professionals. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the impact that our management's attention to these matters will have on our business.

Our preferred shareholders have voting control.

The holders of our Series A Preferred Stock have voting control over the Company. As a result, they have the ability to control substantially all matters submitted to our stockholders for approval including:

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

· Election of our board of directors;

· Removal of any of our directors;

· Amendment of our articles of incorporation or bylaws; and

· Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

Our preferred stock may have rights senior to those of our common stock which could adversely affect holders of common stock.

Our articles of incorporation give our Board of Directors the authority to issue additional series of preferred stock without a vote or action by our stockholders. The Board also has the authority to determine the terms of preferred stock, including price, preferences and voting rights. The rights granted to holders of preferred stock in the future may adversely affect the rights of holders of our common stock. Any such authorized class of preferred stock may have a liquidation preference - a pre-set distribution in the event of a liquidation - that would reduce the amount available for distribution to holders of common stock or superior dividend rights that would reduce the amount of dividends that could be distributed to common stockholders. In addition, an authorized class of preferred stock may have voting rights that are superior to the voting right of the holders of our common stock.

We are an emerging growth company and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies, but not to emerging growth companies, including, but not limited to, a requirement to present only two years of audited financial statements, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act, reduced disclosure about executive compensation arrangements pursuant to the rules applicable to smaller reporting companies and no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements, although some of these exemptions are available to us as a smaller reporting company (i.e. a company with less than $75 million of its voting equity held by affiliates). We have elected to adopt these reduced disclosure requirements. We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our common stock less attractive as a result of our choices, there may be a less active trading market for our common stock and our stock price may be more volatile.

We do not expect to pay any cash dividends in the foreseeable future.

We intend to retain our future earnings, if any, in order to reinvest in the development and growth of our business and, therefore, do not intend to pay dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, and such other factors as our board of directors deems relevant. Accordingly, investors may need to sell their shares of our common stock to realize a return on their investment, and they may not be able to sell such shares at or above the price paid for them.

FP: truCrowd

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

Virtudes Labs Inc.
3838 Oak Law Ave Suite 1000
Dallas, TX 75219
(214) 984-6342

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

We can sell additional shares of common stock without consulting stockholders and without offering shares to existing stockholders, which would result in dilution of existing stockholders' interests in the Company and could depress our stock price.

Board of Directors is authorized to issue additional shares of our common stock and preferred stock. Although our Board of Directors intends to utilize its reasonable business judgment to fulfill its fiduciary obligations to our then existing stockholders in connection with any future issuance of our capital stock, the future issuance of additional shares of our common stock or preferred stock convertible into common stock would cause immediate, and potentially substantial, dilution to our existing stockholders, which could also have a material effect on the market value of the shares.

Because we will be subject to "penny stock" rules, the level of trading activity in our stock may be reduced.

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on some national securities exchanges). The penny stock rules require a broker-dealer to deliver to its customers a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market prior to carrying out a transaction in a penny stock not otherwise exempt from the rules. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, broker-dealers who sell these securities to persons other than established customers and "accredited investors" must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules.

Financial Industry Regulatory Authority (FINRA) sales practice requirements may also limit your ability to buy and sell our stock, which could depress our share price.

FINRA rules require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares, depressing our share price.

Public health epidemics or outbreaks could adversely impact our business.

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

THE OFFERING

9.   What is the purpose of this offering?

Virtudes is a wellness based company that targets it's focus on utilizing the offering to raise capital for the overall development and strategic expansion of Virtudes Company on a global scale by performing at high standard levels. By allowing any individual who is interested in investing in a cannabis project with a minimum value investment dollar, the community is able to have a direct approach towards being a part of a company that excels in what it does as a African American owned business.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,000.00	$250,000.00
Less: Offering Expenses	$800.00	$20,000.00
Net Proceeds	$9,200.00	$230,000.00
Use of Net Proceeds		
Travel, Events	$500.00	$10,000.00
Research and Development	$200.00	$7,500.00
Material	$2,000.00	$40,000.00
Labor	$2,500.00	$70,000.00
Marketing/Sales	$1,000.00	$25,000.00
Equipment	$3,000.00	$70,000.00
General Operating Capital	$0.00	$7,500.00
Total Use of Net Proceeds	$9,200.00	$230,000.00

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Class B Common Stock, non-voting $0.50 per share

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

FP: truCrowd

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

Virtudes Labs Inc.
3838 Oak Law Ave Suite 1000
Dallas, TX 75219
(214) 984-6342

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:				
Class A	10,000,000	10,000,00	Yes ☑ No ☐	Yes ☐ No ☐ Specify:

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

    None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

    None

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

    This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections

Virtudes Labs Inc.
3838 Oak Law Ave Suite 1000
Dallas, TX 75219
(214) 984-6342

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**500,000**	**$250,000**	**$230,000**

(namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.


Low Bound
$ 4,762,000
Pre-money valuation
$ 5,418,200
High Bound
$ 6,074,000
5 Valuation Methods
$ 4,971,244
Scorecard
$ 4,165,111
Checklist
$ 6,790,325
Venture Capital
$ 6,062,870
DCF with LTG
$ 15,629,634
DCF with Multiples
Method weights
40%
40%
10%
5%
5%

The weights for the above mentioned valuation methods are: Scorecard (40%), Check-list (40%), Venture Capital (10%), DCF- Long Term Growth (5%), and DCF with Multiples (5%).

The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$5,418,200.**

The company has elected to go with a slightly more conservative valuation of $5,000,000.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits

FP: truCrowd

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

Virtudes Labs Inc.
3838 Oak Law Ave Suite 1000
Dallas, TX 75219
(214) 984-6342

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

FP: truCrowd

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

Virtudes Labs Inc.
3838 Oak Law Ave Suite 1000
Dallas, TX 75219
(214) 984-6342

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

The Company has no material indebtedness at this time.

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

No to all

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes   ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Virtudes Labs is currently pre-revenue, has assets worth approximately $650,000, and accounts receivable and payable less than $3,000 each, and have paid expenses of approximately $482,000 since inception.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter

Virtudes Labs Inc.

Income Statement

For the Year Ending Dec 31, 2019 and Period ending July 22 2020

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

Revenue	2019	2020
Sales revenue	0	0
(Less sales returns and allowances)		
Service revenue		
Interest revenue		
Other revenue		
Total Revenues	**0**	**0**

Expenses		
Marketing/ Advertising	23,594	2,500
Legal Fees	14795	1,500
Accounting and Professional Fees	21,000	2,800
Administration and General Costs	1,370	500
Depreciation		
Salaries, wages and related Expenses	135,000	76,000
Office Operating Lease	54,310	55,000
Motor Vehicle Expense	1,131	690
Electricity expense	1,599	732
Water Expense	1,192	489
Telephone and Internet Expense	2,324	1,672
Office and General Supplies	1,179	600
Security Expense	3,329	2,550
Research and development	6,860	6,324
Travel Costs	16,526	5,873
Staff Training Expense	10,172	4,699

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

Virtudes Labs Inc.
3838 Oak Law Ave Suite 1000
Dallas, TX 75219
(214) 984-6342

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

Web Service Fees	5,083	1,009
Developmental Provisions	10,532	7,543
Collateral printng	1,461	599
Other		
Total Expenses	**311,457**	**171,080**

Net Income Before Taxes	(311,457)	(171,080)
Income tax expense	0	0

Income from Continuing Operations	**(311,457)**	**(171,080)**

Below-the-Line Items

Income from discontinued operations	0	0
Effect of accounting changes		
Extraordinary items		

Net Income	**(311,457)**	**(171,080)**

Virtudes Labs Inc.

Balance Sheet

Date: 7/22/2020

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

Assets	2019
Current Assets	
Cash	
Accounts receivable	1,200
Inventory	15,000
Prepaid expenses	
Short-term investments	
Total current assets	16,200
Fixed (Long-Term) Assets	
Long-term investments	
Property, plant, and equipment	650,000
(Less accumulated depreciation)	
Intangible assets	
Total fixed assets	650,000
Other Assets	
Deferred income tax	
Other	
Total Other Assets	0
Total Assets	**666,200**

Liabilities and Owner's Equity	
Current Liabilities	
Accounts payable	2,397
Short-term loans	
Income taxes payable	

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

Accrued salaries and wages	
Unearned revenue	
Current portion of long-term debt	
Total current liabilities	2,397

Long-Term Liabilities

Long-term debt	
Deferred income tax	
Other	
Total long-term liabilities	0

Owner's Equity

Owner's investment	863,000
Retained earnings	
Other	
Total owner's equity	863,000

Total Liabilities and Owner's Equity	**865,397**

CERTIFICATION

I, Farnoush Zargaran, certify that:

(1)   the financial statements of Virtue's Labs Inc. included in this Form are true and complete in all material respects; and

(2)   the tax return information of Virtudes Labs Inc. included in this Form reflects accurately the information reported on the tax return for Virtudes Labs Inc. filed for the fiscal year ended 2019.

Chief Operating Officer

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

 (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

 (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

 (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

 (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

 (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

 (iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

 (i) at the time of the filing of this offering statement bars the person from:

  (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

  (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

  (C) engaging in savings association or credit union activities? ☐ Yes ☑ No

 (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    (iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    (ii)   Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$10,000**	**$9,200**
Maximum Amount	**500,000**	**$250,000**	**$230,000**

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

COVID Relief Disclosures

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Offering Maximum

In reliance on Reg. CF Rule 201(z)(3) of this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: www.virtudescompany.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10. Add § 240.12g-6 to read as follows:

FP: truCrowd

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

Virtudes Labs Inc.
3838 Oak Law Ave Suite 1000
Dallas, TX 75219
(214) 984-6342

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2)   Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3)   Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("Agreement") is entered into as of _____, by and between Virtudes Labs Inc. ("Seller") and _____ ("Purchaser"). Purchaser and Seller may collectively be referred to as the "Parties."

 WHEREAS, Seller is the record owner and holder of shares of the capital stock of Virtudes Labs Inc. (the "Company"), a Puerto Rico Corporation; and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Purchaser will purchase from Seller shares of capital stock of the Company.

 NOW, THEREFORE, in consideration for the promises set forth in this Agreement, the Parties agree as follows:

1. **PURCHASE AND SALE:** Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser _____ (_____) shares of non-voting variety stock of the Company (the "Stock").

2. **PURCHASE PRICE:** The purchase price for each share of Stock shall be fifty cents ($0.50) for an aggregate purchase price of _____ dollars ($_____) (the "Purchase Price"), to be paid to the Seller via escrow at the closing.

3. **CLOSING:** The closing contemplated by this Agreement for the transfer of the Stock and the payment of the Purchase Prices shall take place on _____(the "Closing"). The certificates representing the Stock shall be duly endorsed for transfer or accompanied by an appropriate stock transfer.

4. **REPRESENTATIONS AND WARRANTIES OF SELLER:** Seller hereby warrants and represents that:
    (a) **Restrictions on Stock.** The Seller is not a party to any agreements that create rights or obligations in the Stock relating to any third party including voting or stockholder agreements. The Seller is the lawful owner of the Stock, free and clear of any encumbrances, security interests or liens of any kind and has full power and authority to sell and transfer the Stock as contemplated in this Agreement.
    (b) **Organization and Standing.** To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

Virtudes Labs Inc.
3838 Oak Law Ave Suite 1000
Dallas, TX 75219
(214) 984-6342

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

State of Puerto Rico and has full power and authority to own and operate its property and assets and to carry on its business as presently conducted.

(c) **Capitalization and Voting Rights.** The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Statement to which this Agreement is attached, and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable.

(d) **Authorization; Enforceability**. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company; and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Shares, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

(e) **Litigation.** The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or operations of the Company or which materially and adversely questions the validity of this Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

5. **SUBSCRIPTION FOR STOCK, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER:**

(a) Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of shares of Stock, or fractions thereof (the "Shares"), and the Company agrees to sell to the Subscriber such number of Shares, as is set forth on the signature page hereof, at a per share price equal to Fifty Cents ($0.50). The purchase price is payable via ACH intro the Reg CF Offering listed on us.truCrowd.com

(b) The Subscriber recognizes that the purchase of the Shares involves a high degree of risk including, but not limited to, the following: (a) the Company remains a development stage business with limited operating history and requires substantial funds; (b) an investment in the Company is highly

FP: truCrowd

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

Virtudes Labs Inc.
3838 Oak Law Ave Suite 1000
Dallas, TX 75219
(214) 984-6342

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the Shares (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is currently no market for the Company's Securities and no market may ever develop; (e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends since its inception and does not anticipate paying any dividends.

(c) The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are nonlisted, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the "NASD") automated quotation system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations of the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what subscriber has been given, if any; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

(d) The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company and any additional information that the Subscriber desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

(e) To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Shares hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the Shares. The Subscriber hereby expressly acknowledges that the purchase of the Shares is made of the Subscriber's own free accord.

FP: truCrowd

Virtudes Labs Inc.
3838 Oak Law Ave Suite 1000
Dallas, TX 75219
(214) 984-6342

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

(f) The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

(g) The Subscriber understands that the Securities comprising the Shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Securities. The Subscriber acknowledges that the Company is relying upon the Subscriber's representations in this Agreement in connection with the sale of the Shares hereunder.

(h) The Subscriber understands that there is no public market for the Shares and that no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("Rule 144") promulgated under the Securities Act requires for nonaffiliates, among other conditions, a oneyear holding period prior to the resale (in limited amounts) of securities acquired in a nonpublic offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the Shares under the Securities Act or any state securities or "blue sky" laws.

(i) The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:
  THESE SHARES HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND HAVE NOT BEEN REGISTERED. THESE SHARES CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

(j) The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to

FP: truCrowd

Virtudes Labs Inc.
3838 Oak Law Ave Suite 1000
Dallas, TX 75219
(214) 984-6342

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscription, to accept subscriptions for fractional Shares.

(k) The Subscriber acknowledges that at such time, if ever, as the Securities are registered, sales of the Securities will be subject to state securities laws.

(l) In connection with any public offering of the Company's Securities, the Subscriber hereby agrees to be subject to a lockup for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "LockUp Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the LockUp Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting stock are subject to the same LockUp Period.   The foregoing lockups shall be applicable regardless of whether the Securities are then registered for resale under the Securities Act. This Section 1.17 shall be binding upon any transferee of the Securities.

> i. In order to enforce the foregoing covenant, the Company may impose stoptransfer instructions with respect to any shares of Stock or securities exchangeable, convertible or exercisable for shares of Stock of each Subscriber or its transferee (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

(m) The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

(n) The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement in which the Subscriber's Shares are included.

(o) The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

(p) Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge,

FP: truCrowd

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

Virtudes Labs Inc.
3838 Oak Law Ave Suite 1000
Dallas, TX 75219
(214) 984-6342

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

hypothecate, sell, transfer, assign, or otherwise dispose of any Shares, nor shall the Subscriber receive any consideration for Shares from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

(q) The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

6. **SEVERABILITY:** If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

7. **BINDING EFFECT:** The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

8. **BROKER'S FEES:** The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

9. **ENTIRE AGREEMENT:** This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both the Seller and Purchaser.

10. **GOVERNING LAW:** This Agreement shall be governed by and construed in accordance with the laws of the State of Texas.

VIRTUDES COMPANY
JAMAICAN GROWN WITH VIRTUE

OFFERING STATEMENT

20,000 Shares of Class B Common Stock at $0.50 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,200
Maximum Amount	500,000	$250,000	$230,000

11. **NOTICE:**   Any notice required or otherwise given pursuant to this Agreement shall emailed:

  (a) If to Purchaser:
Name _____
Email _____

  (b) If to Seller:
Name: Virtudes Labs Inc.
Email: jamiel@virtudescompany.com; info@virtudescompany.com

12. **WAIVER:** The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

PURCHASER: **SELLER:**

_____   _____

_____   Jamiel Jamieson
(Name)   (Name)
                                                                  CEO, Director
_____   (Position)
(Position)